Exhibit 13(a)(4)(i) to Form N-CSR
Change in the Registrant’s Independent Public Accountant

On February 27, 2020, RSM US LLP (“RSM”) notified Japan Smaller Capitalization Fund, Inc. (the “Company”) of its resignation as the Company’s independent registered public accounting firm for the fiscal year ending February 29, 2020 due to the discovery of certain non-attest services performed by a foreign affiliated firm for remote “brother-sister” affiliates of the Company that appear to be inconsistent with Securities and Exchange Commission independence rules.

RSM’s reports on the financial statements for the fiscal years ended February 28, 2019 and February 28, 2018 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.  During the Company’s two most recent fiscal years and through February 27, 2020, (i) there have been no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K with RSM on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of RSM, would have caused RSM to make reference to the subject matter in connection with their reports on the Company’s financial statements, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

On March 30, 2020, the Audit Committee of the Board of Directors of the Company engaged Ernst & Young LLP (“E&Y”) as the Company's independent registered public accounting firm for the fiscal year ended February 29, 2020.  During the Company’s fiscal years ended February 28, 2019 and February 28, 2018 and any subsequent interim period prior to engaging E&Y, neither the Company, nor anyone on its behalf, consulted with E&Y on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Company requested RSM to furnish it with a letter addressed to the Securities and Exchange Commission stating whether RSM agrees with the statements contained above. A copy of that letter is attached hereto as Exhibit 13(a)(4)(ii).

Exhibit 13(a)(4)(ii) to Form N-CSR

May 5, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We have read Exhibit 13(a)(4)(i) of Form N-CSR of the Japan Smaller Capitalization Fund, Inc. and are in agreement with the statements contained in the first three sentences in the first paragraph.  We have no basis to agree or disagree with other statements of the Registrant’s contained therein.

/s/ RSM US LLP

May 5, 2020